UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Amendment No. 1)
SOLICITATION/RECOMMENDATION STATEMENT
PURSUANT TO SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934
THERMA-WAVE, INC.
(Name of Subject Company)
THERMA-WAVE, INC.
(Name of Person(s) Filing Statement)
Common Stock, par value $0.01 per share
Series B Preferred Stock, par value $0.01 per share
(Title of Class of Securities)
88343A108 (Common Stock)
None (Series B Preferred Stock)
(CUSIP Number of Class of Securities)
Joseph J. Passarello
Senior Vice President and
Chief Financial Officer
1250 Reliance Way
Fremont, California 94539
(510) 668-2200
(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement).
With a Copy to:
Michael C. Phillips, Esq.
Michael O’Bryan, Esq.
Morrison & Foerster llp
755 Page Mill Road
Palo Alto, California 94304
(650) 813-5600

Item 3. Past Contacts, Transactions, Negotiations and Agreements.
Item 8. Additional Information.
SIGNATURE
EXHIBIT (a)(1)(H)

     This Amendment No. 1 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on January 18, 2007 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”), by Therma-Wave, Inc., a Delaware corporation (the “Company”), relating to the tender offer by Fenway Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of KLA-Tencor Corporation, a Delaware corporation, disclosed in a Tender Offer Statement on Schedule TO, dated January 18, 2007 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the issued and outstanding shares of (1) the Company’s common stock (“Common Stock”), at a per share purchase price of $1.65 in cash, and (2) the Company’s Series B Preferred Stock (“Series B Preferred Stock”), at a per share purchase price of $1.65 in cash per share of Common Stock into which each share of Series B Preferred Stock is convertible at the time of the consummation of the tender offer, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 18, 2007, and in the related Letter of Transmittal. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.
     All information in the Schedule 14D-9 is incorporated in this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 3. Past Contacts, Transactions, Negotiations and Agreements.
     The second paragraph of the subsection entitled “(a) Arrangements with Current Executive Officers and Directors of the Company — Cash Consideration Payable Pursuant to the Offer” in Item 3 of the Schedule 14D-9 is hereby amended and restated as follows:
     “As of January 8, 2007, the Company’s directors and executive officers owned in the aggregate 943,217 shares of Common Stock (excluding shares issuable upon the exercise of options to purchase Common Stock). If the directors and executive officers were to tender all of their shares of Common Stock for purchase pursuant to the Offer, and such shares of Common Stock were purchased by Offeror at the Common Offer Price, the directors and executive officers would receive an aggregate of $1,556,308 in cash, without interest and less any required withholding taxes. No director or executive officer of the Company owned any Series B Preferred Stock as of January 8, 2007.”
Item 8. Additional Information.
     (a)     The subsection entitled “Antitrust—Outside of the United States—Germany” in Item 8 of the Schedule 14D-9 is amended and supplemented by adding the following sentence to the end of such subsection:
     “On February 12, 2007, KLA-Tencor was notified that the FCO initiated a Phase 2 review.”
     (b)     The subsection entitled “Antitrust—Outside of the United States—China” in Item 8 of the Schedule 14D-9 is amended and supplemented by replacing the last sentence of such subsection with the following sentences:
     “On February 6, 2007 and February 7, 2007, KLA-Tencor filed notification reports with MOFCOM and SAIC, respectively. KLA-Tencor’s merger control submission will be deemed to be approved by MOFCOM and SAIC, subject to any changes in their current practices with respect to review of such filings, if no hearing is convened and KLA-Tencor has not received further notification from MOFCOM by March 23, 2007, or if KLA-Tencor receives early termination prior to such date.”
     (c)     The subsection entitled “Antitrust—Outside of the United States—Taiwan” in Item 8 of the Schedule 14D-9 is amended and supplemented by replacing the last sentence of such subsection with the following sentences:
     “KLA-Tencor filed the notice with the TFTC on January 22, 2007. On February 1, 2007, KLA-Tencor received written notification from the TFTC that it would not exert jurisdiction over the proposed transaction.”

     (d)     The subsection entitled “Antitrust—Outside of the United States—Israel” in Item 8 of the Schedule 14D-9 is amended and supplemented by replacing the last sentence of such subsection with the following sentences:
     “On January 30, 2007, KLA-Tencor and the Company filed notices of merger with the Restrictive Trade Practices Commissioner in Israel. On or prior to March 1, 2007, the Restrictive Trade Practices Commissioner will notify the parties that it (i) objects to the merger, (ii) consents to the merger, (iii) consents to the merger, subject to certain conditions, or (iv) will require additional information or an extension of time to properly review the transactions.”
     (e)     Item 8 of the Schedule 14D-9 is amended and supplemented with the addition of the following:
     “Under the Merger Agreement, if all of the conditions to the Offer are not satisfied as of the expiration date, KLA-Tencor and Offeror have the right, and under certain circumstances is required, to extend the Offer. KLA-Tencor does not anticipate that all regulatory conditions to the Offer, including the expiration or termination of any applicable review process by MOFCOM and SAIC, the German Federal Cartel Office and the Restrictive Trade Practices Commissioner in Israel, will have been satisfied by the currently scheduled expiration date of February 14, 2007. Accordingly, KLA-Tencor anticipates that the Offer will be extended as may be necessary to obtain these regulatory approvals.”
     (f)     Item 8 is hereby amended by adding the following section:
“Extension of Offer
     On February 13, 2007, the Company issued a press release announcing that KLA-Tencor informed it that, on February 12, 2007, the FCO initiated a Phase 2 review of KLA-Tencor’s proposed acquisition of the Company. The press release also stated that KLA-Tencor announced that the Offer had been extended until 12:00 midnight, New York City time, on Thursday, March 15, 2007. A copy of the press release is attached to this Schedule 14D-9 as Exhibit (a)(1)(H).”
Item 9. Exhibits.
     (a)     The description of Exhibit (e)(2) in the Exhibit Table in Item 9 of the Schedule 14D-9 is amended and restated as follows:

Exhibit No.	Description

(e)(2)	Tender and Support Agreement, dated as of January 7, 2007, by and among Fenway Acquisition Corporation, KLA-Tencor Corporation, Therma-Wave, Inc., each director and executive officer of Therma-Wave, Inc., and each holder of Series B Preferred Stock of Therma-Wave, Inc. (incorporated by reference to Exhibit 4.1 to the Current Report on Form 8-K filed by Therma-Wave, Inc. with the SEC on January 8, 2007), as amended by that certain Amendment No. 1 To Tender and Support Agreement, dated as of February 7, 2007 (incorporated by reference to Exhibit 4.2 to the Current Report on Form 8-K/A filed by Therma-Wave, Inc. with the SEC on February 13, 2007).
     (b)     Item 9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description

(a)(1)(H)	Press Release issued by Therma-Wave, Inc., dated February 13, 2007.
Annex I
     The Section entitled “Principal Stockholders” in Annex I of the Schedule 14D-9 is hereby amended and restated as follows:
“PRINCIPAL STOCKHOLDERS
     The following table provides information with respect to the beneficial ownership of the Company’s voting securities, as of January 8, 2007 by:

•	Any person (including any “group” as set forth in Section 13(d) (3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) known by the Company to be the beneficial owner of more than 5% of any class of the Company’s voting securities;

•	each of the Company’s directors or those nominated to be a director;

•	each of the Company’s Named Executive Officers; and

•	all directors, named executives and other executive officers as a group.
The table includes the number of shares and percentage ownership represented by the shares determined to be beneficially owned by a person under the rules of the SEC. The number of shares beneficially owned by a person includes shares of Common Stock or Series B Preferred Stock that are subject to options and warrants held by that person that are currently exercisable or are exercisable within 60 days of January 8, 2007. Such shares are deemed outstanding for the purpose of computing the percentage of outstanding shares owned by that person but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. As of January 8, 2007, there were 37,230,516 shares of Common Stock and 10,400 shares of Series B Preferred Stock issued and outstanding. The shares of Series B Preferred Stock are convertible into 6,709,677 shares of Common Stock. Unless otherwise indicated, the address of each of the individuals listed below is c/o Therma-Wave, Inc., 1250 Reliance Way, Fremont, California 94539.

	Shares Beneficially Owned
		Percentage of
	Number of Shares	Common Stock
Name	of Common Stock	Ownership
North Run Capital LP (1)	7,741,739	18.7%
Deephaven Capital Management (2)	4,134,839	10.0%
Galleon Management, L.P. (3)	2,744,743	7.4%
Boris Lipkin, President, Chief Executive Officer and Director (4)	897,265	2.4%
Papken Der Torossian, Chairman of the Board (5)	727,982	2.0%
Jon L. Opsal, Senior Vice President, Chief Technical Officer (6)	430,047	1.2%
Joseph Passarello, Senior Vice President, Chief Financial Officer and Secretary (7)	83,025	*
Brian Renner, Vice President of Worldwide Sales (8)	98,828	*
Raul Tan, Vice President of Engineering (9)	88,916	*
David E. Aspnes, Director (10)	60,708	*
G. Leonard Baker, Jr., Director (11)	351,603	*
John D’Errico, Director (12)	55,208	*
Gregory Graves, Director (13)	6,250	*
Peter R. Hanley, Director (13)	25,416	*
Nam Pyo Suh, Director (13)	25,416	*
Lawrence Tomlinson, Director (13)	25,416	*
John Willinge, Director (13)	6,250	*

All Directors, Named Executives Officers and Other Executive Officers as a Group (17 persons)	3,124,636	7.9%

Shares Beneficially Owned
	Number of Shares of	Percentage of
	Series B Preferred	Series B Preferred
Name	Stock	Stock Ownership
Deephaven Capital Management (14)	5,200	50.0%

Shares Beneficially Owned
	Number of Shares of	Percentage of
	Series B Preferred	Series B Preferred
Name	Stock	Stock Ownership
North Run Capital LP (15)	5,200	50.0%

* Less than one percent.

(1)	The information concerning shares owned has been derived from a Form 13D/A filed with the SEC on January 9, 2007. The shares listed in the table include 780,000 shares of Common Stock that can be acquired upon the exercise of outstanding warrants within 60 days following January 8, 2007, and 3,354,839 shares of Common Stock issuable upon conversion of Series B Preferred. The address of North Run Capital LP is One International Place, Suite 2401, Boston, MA, 02110.

(2)	The information concerning shares owned has been derived from a Form 13D/A filed with the SEC on January 10, 2007. The shares listed in the table include 780,000 shares of Common Stock that can be acquired upon the exercise of outstanding warrants within 60 days following January 8, 2007, and 3,354,839 shares of Common Stock issuable upon conversion of Series B Preferred. The address of Deephaven Capital Management LLC is 130 Cheshire Lane, Suite 120, Minnetonka, MN 55305.

(3)	The information concerning shares owned has been derived from Form 13F dated September 29, 2006 and filed on November 15, 2006 by Galleon Management, L.P. The shares of Common Stock being reported as beneficially owned by Galleon Management are held through various affiliated entities. The address of Galleon Management, L.P. is 135 East 57th Street, 16th Floor, New York, NY 10022.

(4)	The shares listed in the table include 866,666 shares of Common Stock that can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(5)	Of these shares, 234,733 shares are held in a family trust of which Mr. Der Torossian is a trustee. Mr. Der Torossian disclaims beneficial ownership in these shares except to the extent of his pecuniary interest in the trust. The other, 456,249 shares can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(6)	The shares listed in the table include 270,071 shares of Common Stock that can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(7)	The shares listed in the table include 68,750 shares of Common Stock that can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(8)	The shares listed in the table include 93,749 shares of Common Stock that can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(9)	The shares listed in the table include 71,866 shares of Common Stock that can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(10)	The shares listed in the table include 35,208 shares of Common Stock that can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(11)	Of these shares, 69,831 shares are held by a trust of which Mr. Baker is a trustee and 116,800 shares are held by a limited partnership of which Mr. Baker is a general partner. Mr. Baker disclaims beneficial ownership in these shares except to the extent of his pecuniary interest in the trust and limited partnership, respectively. Also, 21,907 of these shares are held in a retirement trust for the benefit of Mr. Baker and 14,165 of these shares reflect options that can be exercised within 60 days following January 8, 2007.

(12)	The shares listed in the table include 35,208 shares of Common Stock that can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(13)	The shares listed in the table can be acquired upon the exercise of outstanding options within 60 days following January 8, 2007.

(14)	The information concerning shares owned has been derived from a Schedule 13D/A filed with the SEC on January 10, 2007. The address of Deephaven Capital Management LLC is 130 Cheshire Lane, Suite 120, Minnetonka, MN 55305.

(15)	The information concerning shares owned has been derived from a Form 13D/A filed with the SEC on January 9, 2007. The address of North Run Capital LP is One International Place, Suite 2401, Boston, MA, 02110.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 13, 2007

By:	/s/ Joseph J. Passarello
	Name:	Joseph J. Passarello
	Title:	Senior Vice President and Chief Financial Officer